July 24, 2013

Mr. Leland Benton

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Galenfeha, Inc.

CORRESP

File No. 333-188800

Accession Number: 000153103-13-000003

Dear Mr. Benton,

We hereby request a withdrawal of the Request for Acceleration of the effectiveness for the above registration statement (Reg. 333-1188800) until such time as the SEC examiners suggest that the request is practical.

Thank you for your time and consideration.

Sincerely,

/s/ James Ketner

James Ketner

President/CEO

Galenfeha, Inc.

www.galenfeha.com

1-800-280-2404